September 14, 2011

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention: Douglas Brown Dear Sir:

Re:	EMC Metals Corp. (the “Company”)
Registration Statement on Form 10
File No. 0-54416

We are filing this letter in response to the SEC comment letter dated August 19, 2011. The paragraph numbering below corresponds to the numbering in the SEC comment letter. The Company has filed an amended Registration Statement on Form 10/A2 in connection with this response letter.

Directors and Executive Officers

1.	The Company has updated the table (pages 42-43) to eliminate any gaps or ambiguities with regard to time in the five year business descriptions.

Financial Statements for the year ended December 31, 2010

Note 12 – Deferred Income taxes

2.

Prior to 2009, the Company purchased several subsidiary companies that held title to mineral property assets but had no operations. In accordance with generally accepted accounting, the purchase transactions were recorded to reflect the purchase price, which in some cases exceeded the book value of the properties. However, the property basis for tax purposes did not change. As a result a tax liability was recorded to recognize the mineral property valuation differences between tax and book. In 2009, the subject mineral properties were impaired, and the corresponding tax liability was relieved. The relief transaction created a recovery of deferred taxes payable and the bulk of the net tax benefit for 2009.

In addition, at December 31, 2009, the Company did use deductible net operating losses of approximately $386K to offset a taxable temporary difference on the capital assets. A valuation allowance was provided on all net operating loss carry-forwards and temporary tax differences because the Company has incurred losses since inception and the ‘more likely than not’ test would not be met.

The term 'non-capital losses' is the Canadian tax term that at a basic level, corresponds to the US tax equivalent of 'net operating losses'. Because the Company is subject to Canadian taxation, we believe it is proper to use the Canadian term.

The Company hereby acknowledges the following:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  staff comments or changes in disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

EMC METALS CORP.

Per:	/s/ Edward Dickinson
Edward Dickinson
Chief Financial Officer